Exhibit 2
[GRUPO MÉXICO LOGO]
México, Distrito Federal, March 30, 2011
Francisco Glennie y Graue
President of the Nominations and Compensation Committee
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Juan Racine 112, 4° piso.
11510, Los Morales Polanco,
Delegación Miguel Hidalgo,
México, D.F.

Ref.:	Response to your communication dated March 28, 2011, relating to the right to appoint directors.
Dear Mr. Glennie:
     In connection with your communication dated March 28, 2011, by means of which you, in your capacity as President of the Nominations and Compensation Committee (“CNC”) of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”), respond to the letter by means of which Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. gave notice of their intention to exercise their right to appoint directors pursuant to the bylaws of such issuer and the Securities Market Law (Ley del Mercado de Valores) (“LMV”) in effect, I inform you of the following:
     Under the LMV, the CNC does not have the authority to interpret the LMV or the bylaws of GAP; therefore, we request that the CNC act within the scope of its authority and inform the Shareholders Meeting of the notice made by the companies that I represent and propose the remaining members of the Board of Directors.
     Notwithstanding the above, the companies that I represent reserve the right to request to the competent authorities the exercise of any actions and obligations that may be applicable.
     Consequently, we reiterate the notice made timely and in proper form to the CNC of the intention of the companies that I represent to appoint Messrs. Eduardo Gallastegui Armella and Alfredo Casar Pérez as directors of GAP at the annual ordinary shareholders meeting to be held on April 27, 2011.
     The aforementioned is in exercise of the right of the companies that I represent pursuant to article 50 of the LMV, transcribed in part to facilitate its reference:
           “Article 50.- The holders of voting shares, even if such voting is limited or restricted, who individually or in the aggregate, hold ten percent of the capital stock of the company shall have the right to:

     1. Appoint and revoke one member of the board of directors in the general shareholders meeting. Such appointment may only be revoked by the remaining shareholders when the appointment of all the remaining directors is revoked. In such event, the persons that have been replaced shall not be appointed as directors within the twelve months following the date of such revocation.
“(...)”
     Pursuant to the aforementioned and notwithstanding the interpretation of the bylaws made by the CNC of GAP, it is clear that the companies I represent have the right to appoint and remove two members of the board of directors at the general shareholders meeting.
          Attentively,
          /s/
          Alberto de la Parra Zavala
c.c.: National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)